EXHIBIT 21
SUBSIDIARIES OF DCB FINANCIAL CORP
1.	The Delaware County Bank and Trust Company Delaware, Ohio DCB Financial Corp owns 100%

2.	DCB Title Services, LLC Delaware, Ohio DCB Financial Corp owns 100%

3.	DataTasx LLC Delaware, Ohio DCB Financial Corp owns 100%

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